EXHIBIT 11.1

GAMESTOP CORP.

CALCULATION OF NET EARNINGS (LOSS) PER COMMON SHARE

	13 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended
	January 29,	February 3,	February 2,
	2000	2001	2002

	(in thousands, except per share data)
Net earnings (loss)	$7,217	$(11,961)	$6,960
Weighted Average Common Shares Outstanding	36,009	36,009	36,009
Common Share Equivalents Related to Options and Warrants	—	—	3,388

Common Shares and Common Share Equivalents	36,009	36,009	39,397
Common Stock Price Used Under Treasury Stock Method	—	—	$18
Net Earnings (Loss) per Common Share:
Basic	$0.20	$(0.33)	$0.19

Diluted	$0.20	$(0.33)	$0.18

E-2